EXHIBIT 8.01(a)

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into this 8th day of September, 2004, by and among Main Street Banks, Inc., a Georgia corporation (hereinafter, the “Company”), and Edward C. Milligan (hereinafter, “Executive”), to be effective as of the Effective Date, as defined in Section 1.

BACKGROUND

Executive currently serves as the Chairman of the Board of Directors and Chief Executive Officer of the Company and as Chairman of the Board of Directors of Main Street Bank (“MSB”). The Company desires to retain Executive as a member of the Board of Directors of the Company and as its Chairman and as Chairman of the Board of Directors of MSB, in accordance with the terms of this Agreement. Executive is willing to serve as such in accordance with the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Effective Date.  The effective date of this Agreement (the “Effective Date”) will be January 1, 2005.

2.             Employment.  Executive is hereby employed on the Effective Date as the Chairman of the Board of Directors of the Company and Chairman of the Board of Directors of MSB. In such capacity, Executive shall attend and serve as chairman of meetings of the Board of Directors of the Company and the MSB and shall have responsibilities commensurate with such positions as set forth in the bylaws of the Company and MSB. Executive shall be subject to re-election to Chairman of the Board of the Company at each annual meeting of the Board.  In his capacity in the offices described above, Executive shall be an active participant in strategic planning, mergers and acquisitions, and development and maintenance of investor and industry relations.

3.             Term.  Unless earlier terminated herein in accordance with Section 6 hereof, this Agreement shall be for the period beginning on the Effective Date and ending on December 31, 2009 (the “Term”).

4.             Extent of Service.  During the Term, and excluding any periods of vacation to which Executive is entitled, Executive agrees to devote reasonable business time and attention to the performance of his duties hereunder and shall faithfully attend meetings of the Board of Directors of the Company and the Bank. It shall not be a violation of this Agreement for Executive to (i) devote reasonable periods of time to charitable and community activities and, with the approval of the Company, industry or professional activities, (ii) to serve as a member or officer of the Board of Directors of the Bankers Bank, and/or (iii) manage personal business interests and investments, so long as such activities do not materially interfere with the performance of Executive’s responsibilities under this Agreement. It is expressly understood and agreed that to the extent that any such activities have been conducted by Executive prior to date of this Agreement, the continued conduct of such activities (or the conduct of activities similar in nature and scope thereto) subsequent to the Effective Date shall not thereafter be deemed to interfere with the performance of Executive’s responsibilities hereunder.

5.             Compensation and Benefits.

(a)           Base Salary.  During each year of the Term, the Company will pay to Executive annual base salary in the amount equal to U.S. $250,000 (“Base Salary”), less normal withholdings, payable in equal monthly or more frequent installments as are customary under the Company’s payroll practices from time to time. The Compensation Committee of the Board of Directors of the Company shall review Executive’s Base Salary annually and in its sole discretion, subject to approval of the Board of Directors of the Company, may increase Executive’s Base Salary from year to year; provided that annual increases of at least 3%, intended to approximate cost of living increases, shall be automatic. The annual review of Executive’s salary by the Board will consider, among other things, Executive’s own performance and the Company’s performance, as well as any recommendations of an outside consulting firm that may be engaged by the Company, from time to time, to evaluate management compensation.

(b)           Savings and Retirement Plans.  During the Term, Executive shall be entitled to participate in all savings and retirement plans, practices, policies and programs applicable generally to senior executive officers of the Company (“Peer Executives”), and on the same basis as such Peer Executives. The existing deferred compensation plan for Executive shall continue in existence.

(c)           Welfare Benefit Plans.  During the Term, Executive and Executive’s family shall be eligible for participation in, and shall receive all benefits under, the welfare benefit plans, practices, policies arid programs provided by the Company (including, without limitation, medical, prescription, dental, disability, employee life, group life, accidental death and travel accident insurance plans and programs) (“Welfare Plans”) to the extent applicable generally to Peer Executives. In the event that participation in any such Welfare Plan is barred for any reason, the Company shall arrange to provide Executive and his family with insurance benefits substantially similar to those to which they would have been entitled to receive under the Welfare Plans from which Executive’s continued participation is barred.

(d)           Expenses.  During the Term, Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by Executive in accordance with the policies, practices and procedures of the Company to the extent applicable generally to Peer Executives.

(e)           Fringe Benefits.  During the Term, Executive shall be entitled to fringe benefits in accordance with the plans, practices, programs and policies of the Company in effect for Peer Executives. Without limiting the foregoing, during the Term, Executive shall be provided a car similar in style to the one presently provided to Executive by the Company.

6.             Termination of Agreement.

(a)           Death.  This Agreement shall be terminated automatically upon Executive’s death during the Term.

(b)           Termination by the Company.  The Company may terminate Executive’s service during the Term with or without Cause. For purposes of this Agreement, “Cause” shall mean:

(i)            the willful and continued failure of Executive to perform substantially Executive’s duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness, and specifically excluding any failure by Executive, after reasonable efforts, to meet performance expectations), after a written demand for substantial performance is delivered to Executive by the Chief Executive Officer or the Board of Directors of the Company which specifically identifies the manner in which such Board or the Chief Executive Officer believes that Executive has not substantially performed Executive’s duties, or

(ii)           the willful engaging by Executive in illegal conduct or gross misconduct which is materially and demonstrably injurious to the Company.

For purposes of this provision, no act or failure to act, on the part of Executive, shall be considered “willful” unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive’s action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company. The cessation of Executive’s service shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-fourths of the entire membership of the Board of the Company at a meeting of such Board called and held for such purpose (after reasonable notice is provided to Executive and Executive is given an opportunity, together with counsel, to be heard before such Board), finding that, in the good faith opinion of such Board, Executive is guilty of the conduct described in subparagraph (i) or (ii) above, and specifying the particulars thereof in detail.

(c)           Termination by Executive.  Executive’s service may be terminated by Executive for Good Reason or no reason. For purposes of this Agreement, “Good Reason” shall mean:

(i)            the failure, for any reason, during the Term, of Executive to be re-elected to the Board of Directors of the Company;

(ii)           without the written consent of Executive, a change in Executive’s status, title, position or responsibilities (including reporting responsibilities) which, in Executive’s reasonable judgment, represents an adverse change from his status, title, position or responsibilities as described in Section 2 of this Agreement; the assignment to Executive of any office or duties which, in Executive’s reasonable judgment, are inconsistent in any material respect with Executive’s position (including status, offices, titles and reporting requirements), authority, duties or responsibilities as described in Section 2 of this Agreement; or any other action by the Company which, in Executive’s reasonable judgment, results in a diminution in such position or authority;

(iii)          a reduction by the Company in Executive’s Base Salary and benefits as in effect on the Effective Date or as the same may be increased from time to time;

(iv)          the Company’s requiring Executive, without his consent, to be based at any office or location other than in Cobb County, Georgia;

(v)           the inability of Executive to perform his duties hereunder due to a medically determinable physical or mental illness which has lasted (or can reasonably be expected to last) for a period of six consecutive months (as certified by two physicians mutually agreed upon by Executive, or his personal representative, and the Company);

(vi)          any failure by the Company to comply with and satisfy Section 14(c) of this Agreement; or

(vii)         the material breach of this Agreement by the Company.

Good Reason shall not include Executive’s death.  Executive’s continued employment shall not constitute consent to, or a waiver of rights with respect to, any circumstance constituting Good Reason hereunder.  Any good faith determination of Good Reason made by Executive shall be conclusive.

(d)           Notice of Termination.  Any termination by the Company for Cause, or by Executive for Good Reason, shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 15(f) of this Agreement. For purposes of this Agreement, a “Notice of Termination” means a written notice which (i) indicates the specific termination provision in this Agreement relied upon, (ii) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive’s employment under the provision so indicated and (iii) specifies the termination date. If a dispute exists concerning the provisions of this Agreement that apply to Executive’s termination of employment, the parties shall pursue the resolution of such dispute with reasonable diligence. Within five (5) days of such a resolution, any party owing any payments pursuant to the provisions of this Agreement shall make all such payments together with interest accrued thereon at the rate provided in Section 1274(b)(2)(B) of the Internal Revenue Code of 1986, as amended (the “Code”).

(e)           Date of Termination.  “Date of Termination” means (i) if Executive’s service is terminated other than by reason of death, the date of receipt of the Notice of Termination, or any later date specified therein, or (ii) if Executive’s service is terminated by reason of death, the Date of Termination will be the date of death.

7.             Obligations of the Company upon Termination.

(a)           Termination by Executive for Good Reason; Termination by the Company Other Than for Cause.  If, during the Term, the Company shall terminate Executive’s service other than for Cause, or Executive shall terminate employment for Good Reason, then:

(i)            the Company shall pay to Executive in a lump sum in cash within 30 days after the Date of Termination the sum of (1) Executive’s Base Salary through the Date of Termination to the extent not theretofore paid, and (2) unless Executive has elected a different payout date in a prior deferral election, any compensation previously deferred by Executive (together with any accrued interest or earnings thereon) to the extent not theretofore paid (the sum of the amounts described in clauses (1) and (2) shall be hereinafter referred to as the “Accrued Obligations”); and

(ii)           the Company shall continue to pay Executive his Base Salary for the remainder of the Term as if his service had not been terminated; and

(iii)          for the remainder of the Term, or such longer period as may be provided by the terms of the appropriate plan, program, practice or policy, the Company shall continue benefits to Executive and/or Executive’s family at least equal to those which would have been provided to them in accordance with the Welfare Plans described in Section 5(c) of this Agreement if Executive’s service had not been terminated or, if more favorable to Executive, as in effect generally at any time thereafter with respect to other Peer Executives and their families, provided, however, that if Executive becomes re-employed with another employer and is eligible to receive medical or other welfare benefits under another employer provided plan, the medical and other welfare benefits described herein shall be secondary to those provided under such other plan during such applicable period of eligibility; and

(iv)          to the extent not theretofore paid or provided, the Company shall timely pay or provide to Executive any other amounts or benefits required to be paid or provided or which Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company (such other amounts and benefits shall be hereinafter referred to as the “Other Benefits”).

(b)           Death.  If Executive’s service is terminated by reason of Executive’s death during the Term, this Agreement shall terminate without further obligations to Executive’s legal representatives under this Agreement, other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits. Accrued Obligations shall be paid to Executive’s estate or beneficiary, as applicable, in a lump sum in cash within 30 days of the Date of Termination. With respect to the provision of Other Benefits, the term Other Benefits as used in this Section 7(b) shall include, without limitation, and Executive’s estate and/or beneficiaries shall be entitled to receive, benefits under such plans, programs, practices and policies relating to death benefits, if any, as are applicable to Executive on the date of his death.

(c)           Termination for Cause or Voluntary Termination without Good Reason.  If Executive’s service shall be terminated for Cause during the Term, or if Executive voluntarily terminates service during the Term without Good Reason, this Agreement shall terminate without further obligations to Executive, other than for payment of Accrued Obligations and the timely payment or provision of Other Benefits.

8.             Non-exclusivity of Rights.  Nothing in this Agreement shall prevent or limit Executive’s continuing or future participation in any plan, program, policy or practice provided by the Company and for which Executive may qualify, nor, subject to Section 15(d), shall anything herein limit or otherwise affect such rights as Executive may have under any contract or agreement with the Company. Amounts which are vested benefits or which Executive is otherwise entitled to receive under any plan, policy, practice or program of or any contract or agreement with the Company or any of its affiliated companies at or subsequent to the Date of Termination shall be payable in accordance with such plan, policy, practice or program or contract or agreement except as explicitly modified by this Agreement.

9.             Certain Additional Payments by the Company.

(a)           Anything in this Agreement to the contrary notwithstanding and except as set forth below, in the event it shall be determined that any payment or distribution by the Company to or for the benefit of Executive (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, but determined without regard to any additional payments required under this Section 9) (a “Payment”) would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the “Excise Tax”), then Executive shall be entitled to receive an additional payment (a “Gross-Up Payment”) in an amount such that after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including, without limitation, any income taxes (and any interest and penalties imposed with respect thereto) and Excise Tax imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b)           All determinations required to be made under this Section 9, including whether and when a Gross-Up Payment is required and the amount of such Gross-Up Payment and the assumptions to be utilized in arriving at such determination, shall be made by a certified public accounting firm selected by Executive and reasonably acceptable to the Company (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and Executive within 15 business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is reasonably requested by the Company. All fees and expenses of the Accounting Firm shall be borne solely by the Company. Any Gross-Up Payment, as determined pursuant to this Section 9, shall be paid by the Company to Executive within five days of the receipt of the Accounting Firm’s determination. Any determination by the Accounting Firm shall be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code at the time of the initial determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (“Underpayment”), consistent with the calculations required to be made hereunder. In the event that Executive thereafter is required to make a payment of any Excise Tax, the Accounting Firm shall determine the amount of the Underpayment that has occurred and any such Underpayment shall be promptly paid by the Company to or for the benefit of Executive.

10.           Costs of Enforcement.  In any action taken in good faith relating to the enforcement of this Agreement or any provision herein, Executive shall be entitled to be paid any and all costs and expenses incurred by him in enforcing or establishing his rights thereunder, including, without limitation, reasonable attorneys’ fees, whether suit be brought or not, and whether or not incurred in trial, bankruptcy or appellate proceedings.

11.           Representations and Warranties.  Executive hereby represents and warrants to the Company that Executive is not a party to, or otherwise subject to, any covenant not to compete with any person or entity, and Executive’s execution of this Agreement and performance of his obligations hereunder will not violate the terms or conditions of any contract or obligation, written or oral, between Executive and any other person or entity.

12.           Restrictions on Conduct of Executive.

(a)           General.  Executive and the Company understand and agree that the purpose of the provisions of this Section 12 is to protect legitimate business interests of the Company, as more fully described below, and is not intended to eliminate Executive’s post-service competition with the Company per se, nor is it intended to impair or infringe upon Executive’s right to work, earn a living, or acquire and possess property from the fruits of his labor. Executive hereby acknowledges that the post-service restrictions set forth in this Section 12 are reasonable and that they do not, and will not, unduly impair his ability to earn a living after the termination of this Agreement. Therefore, subject to the limitations of reasonableness imposed by law, Executive shall be subject to the restrictions set forth in this Section 12.

(b)           Definitions.  The following capitalized terms used in this Section 12 shall have the meanings assigned to them below, which definitions shall apply to both the singular and the plural forms of such terms:

“Competitive Position” means any employment with a Competitor in which Executive will use or is likely to use any Confidential Information or Trade Secrets, or in which Executive has duties for such Competitor that relate to Competitive Services and that are the same or similar to those services actually performed by Executive for the Company; provided that Executive’s membership on the Board of Directors of the Bankers Bank, including service as its Chairman, shall not be deemed a Competitive Position hereunder;

“Competitive Services” means the provision of banking products and services similar in scope to those provided by the Company and its subsidiaries as of the Effective Date.

“Competitor” means any Person engaged, wholly or in part, in Competitive Services.

“Confidential Information” means all information regarding the Company, its activities, business or clients that is the subject of reasonable efforts by the Company to maintain its confidentiality and that is not generally disclosed by practice or authority to persons not employed by the Company, but that does not rise to the level of a Trade Secret. “Confidential Information” shall include, but is not limited to, financial plans and data concerning the Company; management planning information; business plans; operational methods; market studies; marketing plans or strategies; product development techniques or plans; customer lists;

details of customer contracts; current and anticipated customer requirements; past, current and planned research and development; business acquisition plans; and new personnel acquisition plans. “Confidential Information” shall not include information that has become generally available to the public by the act of one who has the right to disclose such information without violating any right or privilege of the Company. This definition shall not limit any definition of “confidential information” or any equivalent term under state or federal law.

“Determination Date” means the date of termination of Executive’s service with the Company for any reason whatsoever or any earlier date (during the Term) of an alleged breach of the Restrictive Covenants by Executive.

“Person” means any individual or any corporation, partnership, joint venture, limited liability company, association or other entity or enterprise.

“Principal or Representative” means a principal, owner, partner, shareholder, joint venturer, investor, member, trustee, director, officer, manager, employee, agent, representative or consultant.

“Protected Customers” means any Person to whom the Company has sold its products or services or solicited to sell its products or services during the twelve (12) months prior to the Determination Date.

“Protected Employees” means employees of the Company who were employed by the Company at any time within six (6) months prior to the Determination Date.

“Restricted Period” means the Term and a period extending two (2) years from the termination of Executive’s service with the Company.

“Restricted Territory” means the areas within a 25 mile radius of each banking office of the Company or its subsidiaries immediately after the Effective Date.

“Restrictive Covenants” means the restrictive covenants contained in Section 12(c) hereof.

“Trade Secret” means all information, without regard to form, including, but not limited to, technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans, distribution lists or a list of actual or potential customers, advertisers or suppliers which is not commonly known by or available to the public and which information:  (A) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (B) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Without limiting the foregoing, Trade Secret means any item of confidential information that constitutes a “trade secret(s)” under the common law or statutory law of the State of Georgia.

(c)           Restrictive Covenants.

(i)            Restriction on Disclosure and Use of Confidential Information and Trade Secrets. Executive understands and agrees that the Confidential Information and Trade Secrets constitute valuable assets of the Company and its affiliated entities, and may not be converted to Executive’s own use. Accordingly, Executive hereby agrees that Executive shall not, directly or indirectly, at any time during the Restricted Period reveal, divulge, or disclose to any Person not expressly authorized by the Company any Confidential Information, and Executive shall not, directly or indirectly, at any time during the Restricted Period use or make use of any Confidential Information in connection with any business activity other than that of the Company. Throughout the term of this Agreement and at all times after the date that this Agreement terminates for any reason, Executive shall not directly or indirectly transmit or disclose any Trade Secret of the Company to any Person, and shall not make use of any such Trade Secret, directly or indirectly, for himself or for others, without the prior written consent of the Company. The parties acknowledge and agree that this Agreement is not intended to, and does not, alter either the Company’s rights or Executive’s obligations under any state or federal statutory or common law regarding trade secrets and unfair trade practices.

Anything herein to the contrary notwithstanding, Executive shall not be restricted from disclosing or using Confidential Information that is required to be disclosed by law, court order or other legal process; provided, however, that in the event disclosure is required by law, Executive shall provide the Company with prompt notice of such requirement so that the Company may seek an appropriate protective order prior to any such required disclosure by Executive.

(ii)           Nonsolicitation of Protected Employees.  Executive understands and agrees that the relationship between the Company and each of its Protected Employees constitutes a valuable asset of the Company and may not be converted to Executive’s own use. Accordingly, Executive hereby agrees that during the Restricted Period Executive shall not directly or indirectly on Executive’s own behalf or as a Principal or Representative of any Person or otherwise solicit or induce any Protected Employee to terminate his or her employment relationship with the Company or to enter into employment with any other Person.

(iii)          Restriction on Relationships with Protected Customers.  Executive understands and agrees that the relationship between the Company and each of its Protected Customers constitutes a valuable asset of the Company and may not be converted to Executive’s own use. Accordingly, Executive hereby agrees that, during the Restricted Period, Executive shall not, without the prior written consent of the Company, directly or indirectly, on Executive’s own behalf or as a Principal or Representative of any Person, solicit, divert, take away or attempt to solicit, divert or take away a Protected Customer for the purpose of providing or selling Competitive Services; provided, however, that the prohibition of this covenant shall apply only to Protected Customers with whom Executive had Material Contact on the Company’s behalf during the twelve (12) months immediately preceding the termination of his service hereunder. For purposes of this Agreement, Executive had “Material Contact” with a Protected Customer if (a) he had business dealings with the Protected Customer on the Company’s behalf; (b) he was responsible for supervising or coordinating the dealings between the Company and the Protected Customer; or (c) he obtained Trade Secrets or Confidential Information about the customer as a result of his association with the Company.

(iv)          Noncompetition with the Company.  The parties acknowledge: (A) that Executive’s services under this Agreement require special expertise and talent in the provision of Competitive Services and that Executive will have substantial contacts with customers of the Company; (B) that pursuant to this Agreement, Executive will be placed in a position of trust and responsibility and he will have access to a substantial amount of Confidential Information and Trade Secrets and that the Company is placing him in such position and giving him access to such information in reliance upon his agreement not to compete with the Company during the Restricted Period; (C) that due to his management duties, Executive will be the repository of a substantial portion of the goodwill of the Company and would have an unfair advantage in competing with the Company; (D) that due to Executive’s special experience and talent, the loss of Executive’s services to the Company under this Agreement cannot reasonably or adequately be compensated solely by damages in an action at law; (E) that Executive is capable of competing with the Company; and (F) that Executive is capable of obtaining gainful, lucrative and desirable employment that does not violate the restrictions contained in this Agreement. In consideration of the compensation and benefits being paid and to be paid by the Company to Executive hereunder, Executive hereby agrees that, during the Restricted Period, Executive will not, without prior written consent of the Company, directly or indirectly seek or obtain a Competitive Position in the Restricted Territory with a Competitor; provided, however, that the provisions of this Agreement shall not be deemed to prohibit the ownership by Executive of any securities of the Company or its affiliated entities or not more than five percent (5%) of any class of securities of any corporation having a class of securities registered pursuant to the Securities Exchange Act of 1934, as amended.

(d)           Consideration for the Restrictive Covenants.  In consideration for the Executive entering into the Restrictive Covenants, the Company shall pay to the Executive the amount of $200,000 per year throughout the Term to be paid at such times and in such intervals as agreed to by the Executive and the Company.

(e)           Enforcement of Restrictive Covenants.

(i)            Rights and Remedies Upon Breach.  In the event Executive breaches, or threatens to commit a breach of, any of the provisions of the Restrictive Covenants, the Company shall have the right and remedy to enjoin, preliminarily and permanently, Executive from violating or threatening to violate the Restrictive Covenants and to have the Restrictive Covenants specifically enforced by any court of competent jurisdiction, it being agreed that any breach or threatened breach of the Restrictive Covenants would cause irreparable injury to the Company and that money damages would not provide an adequate remedy to the Company. Such right and remedy shall be in addition to, and not in lieu of, any other rights and remedies available to the Company at law or in equity.

(ii)           Severability of Covenants.  Executive acknowledges and agrees that the Restrictive Covenants are reasonable and valid in time and scope and in all other respects. The covenants set forth in this Agreement shall be considered and construed as separate and independent covenants. Should any part or provision of any covenant be held invalid, void or unenforceable in any court of competent jurisdiction, such invalidity, voidness or unenforceability shall not render invalid, void or unenforceable any other part or provision of this Agreement. If any portion of the foregoing provisions is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, the territory, the definition of activities or the definition of information covered is considered to be invalid or unreasonable in scope, the invalid or unreasonable term shall be’ redefined, or a new enforceable term provided, such that the intent of the Company and Executive in agreeing to the provisions of this Agreement will not be impaired and the provision in question shall be enforceable to the fullest extent of the applicable laws.

13.           Arbitration.  Any claim or dispute arising under this Agreement shall be subject to arbitration, and prior to commencing any court action, the parties agree that they shall arbitrate all controversies. The arbitration shall be conducted in Atlanta, Georgia, in accordance with the Employment Dispute Rules of the American Arbitration Association and the Federal Arbitration Act, 9 U.S.C. §1, et. seq. The arbitrator(s) shall be authorized to award both liquidated and actual damages, in addition to injunctive relief, but no punitive damages. Such an award shall be binding and conclusive upon the parties hereto, subject to 9 U.S.C. §10. Each party shall have the right to have the award made the judgment of a court of competent jurisdiction.

14.           Assignment and Successors.

(a)           This Agreement is personal to Executive and without the prior written consent of the Company shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Executive’s legal representatives.

(b)           This Agreement shall inure to the benefit of and be binding upon the Company and its successors and assigns.

(c)           The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

15.           Miscellaneous.

(a)           Waiver.  Failure of either party to insist, in one or more instances, on performance by the other in strict accordance with the terms and conditions of this Agreement shall not be deemed a waiver or relinquishment of any right granted in this Agreement or of the future performance of any such term or condition or of any other term or condition of this Agreement, unless such waiver is contained in a writing signed by the party making the waiver.

(b)           Severability. If any provision or covenant, or any part thereof, of this Agreement should be held by any court to be invalid, illegal or unenforceable, either in whole or in part, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of the remaining provisions or covenants, or any part thereof, of this Agreement, all of which shall remain in full force and effect.

(c)           Other Agents. Nothing in this Agreement is to be interpreted as limiting the Company from employing other personnel on such terms and conditions as may be satisfactory to it.

(d)           Entire Agreement.  Except as provided herein, this Agreement contains the entire agreement between the Company and Executive with respect to the subject matter hereof and, from and after the Effective Date, this Agreement shall supersede any other agreement between the parties with respect to the subject matter hereof.

(e)           Governing Law.  Except to the extent preempted by federal law, and without regard to conflict of laws principles, the laws of the State of Georgia shall govern this Agreement in all respects, whether as to its validity, construction, capacity, performance or otherwise.

(f)            Notices.  All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given if delivered or three days after mailing if mailed, first class, certified mail, postage prepaid:

To Company:	Main Street Banks, Inc.
1121 Floyd Street
Covington, Georgia 30014

To Executive:	Edward C. Milligan
600 Longstreet Drive
Marietta, Georgia 30064

Any party may change the address to which notices, requests, demands and other communications shall be delivered or mailed by giving notice thereof to the other party in the same manner provided herein.

(g)           Amendments and Modifications.  This Agreement may be amended or modified only by a writing signed by both parties hereto, which makes specific reference to this Agreement.

(h)           Construction. Each party and his or its counsel have reviewed this Agreement and have been provided the opportunity to revise this Agreement and accordingly, the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement. Instead, the language of all parts of this Agreement shall be construed as a whole, and according to its fair meaning, and not strictly for or against either party.

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

MAIN STREET BANKS, INC.

By:	/s/ Samuel B. Hay III
Title:	President

EXECUTIVE:

/s/ Edward C. Milligan
Edward C. Milligan